

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A
Chengjian Plaza, No. 18
BeiTaiPingZhuang Rd, Haidian District
Beijing PRC 1000088

> **Re: Ambow Education Holding Ltd.**
> **Form 20-F**
> **Filed May 29, 2012**
> **Response filed January 31, 2013**
> **File No. 001-34824**

Dear Dr. Huang:

We have reviewed your response filed January 31, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses indicating that you will provide the proposed revised disclosure in future filings. Please note that we expect this disclosure to be included in an amendment to your filing.

2. We note your response to comment 2 from our letter dated December 21, 2012. Please expand your proposed disclosure to identify the nature of the "more stringent restrictions" imposed on foreign-invested entities providing tutoring services.

Agreements that provide effective control over our VIEs, page 49

3. We note your response to comment 18 from our letter dated December 21, 2012 and your assertion that public auction would only be a remedy when Ambow Online "does not have control over the VIE shareholders and thus cannot cause the VIE shareholders to enter into equity transfer agreements." Please tell us whether you believe you currently have "control" over the VIE shareholders and explain the basis for that assertion. If the control you are referencing is derived from your contractual agreements with such shareholders, please expand your proposed disclosure to address the fact that your control is solely based upon the parties' compliance with the terms of such contracts.

4. We note your response to comment 19 from our letter dated December 21, 2012. Please revise your disclosure to clearly state that the company has, in its discretion, determined that no further service fees will be charged.

5. We note your response to comment 20 from our letter dated December 21, 2012 and your assertion that the current shareholders could not "effectively revoke" the power of attorney as a result of the prohibition on transferring the equity interests of Ambow Shida without AECL's prior written consent. However, it does not appear that there would be any limitation on Messrs. Xie and Xue's ability to take other corporate actions including transferring funds, chops or assets of Ambow Shida prior to AECL's transfer of equity interests of Ambow Shida under the equity pledge agreements. Please explain.

Holding company structure, page 74

6. We note your response to comment 27 from our letter dated December 21, 2012. Please tell us why the fees payable from the VIE to Ambow Online have significantly increased since 2009 and why the VIE is not paying Ambow Online.

Item 6. Directors, Senior Management and Employees, page 75

E. Share Ownership, page 84

7. We note your response to comment 28 from our letter dated December 21, 2012. Please revise your disclosures to incorporate your response including your response to our comment 20.

Note 1.d. VIE arrangements, page F-13

8. We note your response to comment 16 from our letter dated December 21, 2012. We note the agreements that transfer economic benefits to the WOFE with respect to Ambow Shangai, Ambow Sihua and Suzhou Wenjian. Please revise to explain in detail how these agreements convey substantially all of the economic benefits of the VIEs to the WOFE.

9. We note your response to comment 31 from our letter dated December 21, 2012. Please disclose which accounting model you applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model, to support consolidation of the schools into the VIEs and how the VIEs achieve power and economic returns from the schools.

10. We note your response to comment 32 from our letter dated December 21, 2012. Please revise your disclosures to incorporate your response and not make reference to the information provided in your responses to comments 16 and 29.

11. Please expand your disclosure to clearly describe how the contractual arrangements enable you to have power to direct the activities that most significantly affects the economic performance of the VIEs and receive economic returns.

You may contact Dean Suehiro, Staff Accountant at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor at (202) 551-3359 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director